

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2019

R. Steve Kinsey
Chief Financial Officer and Chief Administrative Officer
Flowers Foods, Inc.
1919 Flowers Circle
Thomasville, Georgia 31757

      Re: Flowers Foods, Inc.
          Form 10-K for Fiscal Year Ended December 29, 2018
          Filed February 20, 2019
          File No. 001-16247

Dear Mr. Kinsey:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing